UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No. )*
Perfumania Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities) 7137C100
(CUSIP Number)
February 27, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7137C100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jacques Bogart
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization France
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 452,634
7. Sole Dispositive Power 0
8. Shared Dispositive Power 452,634
9. Aggregate Amount Beneficially Owned by Each Reporting Person 452,634
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.04%
12. Type of Reporting Person (See Instructions)
CO

CUSIP No. 7137C100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SBN
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization France
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 452,634
7. Sole Dispositive Power 0
8. Shared Dispositive Power 452,634
9. Aggregate Amount Beneficially Owned by Each Reporting Person 452,634*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.04%
12. Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 7137C100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David Konckier
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 452,634
7. Sole Dispositive Power 0
8. Shared Dispositive Power 452,634
9. Aggregate Amount Beneficially Owned by Each Reporting Person 452,634*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.04%
12. Type of Reporting Person (See Instructions) IN

*Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.

(a)     Name of Issuer:

         Perfumania Holdings, Inc.

(b)    Address of Issuer's Principal Executive Offices:

        35 Sawgrass Drive, Suite 2

        Bellport, NY 11713

Item 2.

(a)     Name of Person Filing:

         Jacques Bogart

         SBN
        David Konckier

(b)     Address of Principal Business Office or, if none, Residence:

         76-78 Avenue des Champs Elysées
         75008 Paris, France

(c)     Citizenship:

         France

(d)     Title of Class of Securities:

          Common Stock, $0.01 Par Value

(e)     CUSIP Number:

          7137C100

Item 3.     If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.     Ownership.

(a) Amount beneficially owned:

     Jacques Bogart: 452,632

     SBN*: 452,634

     David Konckier**: 452,634

(b) Percent of class:

               Jacques Bogart: 5.04%***

              SBN*: 5.04%***

              David Konckier**: 5.04%***

(c) Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote

     Jacques Bogart: 0

     SBN*: 0

     David Konckier**: 0

(ii)     Shared power to vote or to direct the vote

     Jacques Bogart: 452,632

     SBN*: 452,634

     David Konckier**: 452,634

(iii)     Sole power to dispose or to direct the disposition of

     Jacques Bogart: 0

     SBN*: 0

     David Konckier**: 0

(iv)     Shared power to dispose or to direct the disposition of

     Jacques Bogart: 452,632

     SBN*: 452,634

     David Konckier**: 452,634

     *     SBN is the majority shareholder of Jacques Bogart and as such, may be deemed to beneficially own securities directly owned by Jacques Bogart. SBN disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

     **  David Konckier is the sole manager of SBN and as such, may be deemed to beneficially own securities directly owned by Jacques Bogart. SBN disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

     *** Based on a total of 8,966,417 outstanding, share of the Issuer's common stock, as reported by the

             Issuer on its Form 10-Q for the period ending August 1, 2009 filed on September 14, 2009.

      Item 5.     Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

     Item 10.     Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2009

                                                                              JACQUES BOGART

                                                                               By:  /s/ Mr. David Konckier

                                                                              Name: Mr. DAVID KONCKIER

                                                                              Title: Chief Executive Officer

                                                                            SBN

                                                                             By: /s/ Mr. David Konckier

                                                                             Name: Mr. DAVID KONCKIER

                                                                             Title: Manager (Gérant)

                                                                                      /s/ Mr. David Konckier

                                                                                      Mr. DAVID KONCKIER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                          EXHIBIT A

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Perfumania Holdings, Inc.

          This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

     Dated: October 8, 2010

JACQUES BOGART

By: /s/ Mr. David Konckier

Name: Mr. DAVID KONCKIER
Title: Chief Executive Officer

SBN

By: /s/ Mr. David Konckier

Name: Mr. DAVID KONCKIER
Title: Manager (Gérant)

                       /s/ Mr. David Konckier

                       Mr. DAVID KONCKIER